FIDELITY BOND RESOLUTION

RESOLVED, that the Fidelity Bond, No. 106655806, that has been issued for TANAKA Funds, Inc. (the "Trust") with respect to its series, the TANAKA Growth Fund (the "Fund"), by the St. Paul Fire and Marine Insurance Company in the amount of $300,000.00, to protect the Trust and the Fund against loss due to larceny and embezzlement of Fund assets by officers and employees of the Trust, is hereby approved as reasonable in form and amount; and it is further

RESOLVED, that the term of the Fidelity Bond from December 31, 2017 through December 31, 2018 and payment of the premium in the amount of $845 are hereby approved; and it is further

RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized to renew the fidelity bond coverage of the Trust for the period December 31, 2017 through December 31, 2018, in an aggregate amount sufficient to maintain compliance with Rule 17g-1of the Investment Company Act of 1940, as amended, and to provide substantially the same coverage as the existing policy; and it is further

RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized and directed to file, or cause to be filed, such documents, papers and other items as may be required, with the Securities and Exchange Commission in conformity with applicable requirements of law.



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Declarations

BOND NO. 106655806

Travelers Casualty and Surety Company of America
One Tower Square
Hartford, Connecticut 06183
(A Stock Insurance Company, herein called the Company)

ITEM 1	**INSURED:**

TANAKA FUNDS, INC.

Principal Address:
369 LEXINGTON AVENUE
20TH FLOOR
NEW YORK, NY 10017

(hereinafter, "Insured")

ITEM 2	**POLICY PERIOD:**

Inception Date: December 31, 2017   Expiration Date: December 31, 2018
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3   ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: (888) 460-6622

Mail: Travelers Bond & Specialty Insurance Claim
      385 Washington St. – Mail Code 9275-NB03F
      St Paul, MN 55102

Travelers Bond & Specialty Insurance Claim telephone number: 800-842-8496

ITEM 4   If "*Not Covered*" is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$300,000	$0
Coverage A.2. Restoration Expenses	$300,000	$5,000
B. ON PREMISES	$300,000	$5,000

© 2016 The Travelers Indemnity Company. All rights reserved.

C. IN TRANSIT		$300,000	$5,000
D. FORGERY OR ALTERATION		$300,000	$5,000
E. SECURITIES		$300,000	$5,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS		$300,000	$5,000
G. CLAIM EXPENSE		$50,000	$5,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS		$50,000	$5,000
I. COMPUTER SYSTEMS			
Coverage I.1.	Computer Fraud	$300,000	$5,000
Coverage I.2.	Fraudulent Instructions	Not Covered	
Coverage I.3.	Restoration Expense	Not Covered	
J. UNCOLLECTIBLE ITEMS OF DEPOSIT		$50,000	$5,000

ITEM 5   **PREVIOUS BONDS OR POLICIES:**

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6   **DISCOVERY PERIOD:**

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7   **FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:**

IVBB-10005-0916; IVBB-16001-0116; IVBB-19002-0116; IVBB-10001-0616; IVBB-19004-0116; IVBB-19010-0116; IVBB-18023-0116; IVBB-17022-0317

PRODUCER INFORMATION:

DEWITT STERN
420 LEXINGTON AVE STE 2700
NEW YORK, NY 10170

_____
Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.



President, Bond & Specialty Insurance   Corporate Secretary

© 2016 The Travelers Indemnity Company. All rights reserved.